SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 0-50657

SEABRIDGE GOLD INC.
(Exact name of Registrant as specified in its Charter)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc. (Registrant)
Date: October 19, 2007
	By:	/s/ Rudi Fronk Name: Rudi Fronk Title: President and C.E.O

EXHIBITS

Exhibit 99.1:  Press release issued October 16, 2007 in which the Registrant announced that assay results from drill hole M-07-35 have confirmed a depth extension of at least 300 meters at the Mitchell deposit with the hole terminating in the highest grade gold and copper mineralization encountered to date. The 682 meter hole encountered continuous mineralization from the surface to the bottom of the hole averaging 0.92 grams per tonne (“gpt”) gold and 0.24% copper with the last 100 meters of the hole averaging 1.20 gpt gold and 0.35% copper.  The hole was terminated due to depth limitations of the drill rig with the last assay reported at 1.58 gpt gold and 0.77% copper.  Mitchell is one of three gold-copper porphyry deposits located on the Registrant’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada. To date, 29 holes have been completed totaling approximately 11,500 meters. Results from the first eight holes were previously announced (see news release dated September 4, 2007). Results for the next nine holes of the 2007 program are reported in the attached press release.